

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2016

<u>Via E-mail</u>
Mr. Robert D. George
Vice President, Chief Financial Officer and Corporate Development
Esterline Technologies Corporation
500 108th Avenue, N. E.
Bellevue, Washington 98004

> **Re: Esterline Technologies Corporation**
> **Form 10-K for the Transition Period November 1, 2014**
> **to October 2, 2015**
> **Filed November 25, 2015**
> **File No. 001-06357**

Dear Mr. George:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and
Machinery